Exhibit 99.1

HQ/CS/CL.24B/15030

9 February 2013

Sir,

Sub : Un-audited Financial Results for the period ended 31 December 2012.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges the following documents are submitted:

a)	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2012, which has been approved by the Board of Directors in their meeting, held on 9 February 2013. (Attachment “A”)

b)	Limited Review Report of the auditors on the unaudited financial results for the quarter ended 31 December 2012 (Attachment “B”).

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A.	STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

Part I

		Standalone
		For the quarter ended			For the nine months ended		For the year ended
	Particulars	December 31 2012	September 30 2012	December 31 2011	December 31 2012	December 31 2011	March 31 2012
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations	108923	109444	101923	326589	299113	409177

2	Expenses
	a. Network and transmission expenses	47261	50503	43839	150124	125137	173650
	b. Employee benefit expense	14286	17122	15551	48273	44862	62224
	c. Depreciation and amortization expenses	19701	18678	17886	56450	51252	70708
	d. Other expense	18808	22130	20325	60918	54056	74506

	e. Total Expenditure (2a to 2d)	100056	108433	97601	315765	275307	381088

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	8867	1011	4322	10824	23806	28089
4	Other Income	6452	6026	4838	31183	12030	17910

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	15319	7037	9160	42007	35836	45999

6	Finance Cost	3162	3357	4880	9811	15475	19487

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	12157	3680	4280	32196	20361	26512
8	Exceptional Items	2501	—	—	2501	—	—

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	9656	3680	4280	29695	20361	26512

10	Tax Expense	2896	1283	1332	9125	7047	9378

11	Net Profit / (Loss) from Ordinary Activities after Tax (9- 10)	6760	2397	2948	20570	13314	17134

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit/(Loss) for the period (11 - 12)	6760	2397	2948	20570	13314	17134

14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500
15	Paid up Debt Capital						135729
16	Reserves excluding Revaluation Reserve						664505
17	Debenture Redemption Reserve						73074

18	Earnings Per Share (EPS)	2.37	0.85	1.03	7.22	4.67	6.01
	Basic and diluted earnings per share before and after Extraordinary Items ( )

A.	STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

Part II

		For the quarter ended			For the nine months ended		For the year ended
A) Particulars of Shareholding		December 31 2012	September 30 2012	December 31 2011	December 31 2012	December 31 2011	March 31 2012
1.	Public shareholding
a.	Number of shares	52155457	51480457	49051425	52155457	49051425	50411507
b.	Percentage of shareholding	18.30%	18.06%	17.21%	18.30%	17.21%	17.69%

2.	Promoters and Promoter Group Shareholding
a.	Pledged / Encumbered
-	Number of Shares	10000000	10000000	10000000	10000000	10000000	10000000
-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61%	4.61%	4.61%	4.61%	4.61%	4.61%
-	Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%	3.51%	3.51%
b.	Non-encumbered
-	Number of Shares	207028873	207028873	207028873	207028873	207028873	207028873
-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39%	95.39%	95.39%	95.39%	95.39%	95.39%
-	Percentage of Shares (as a % of the total share capital of the Company)	72.64%	72.64%	72.64%	72.64%	72.64%	72.64%

3.	Shares held by custodian and against which Depository Receipts have been issued-
(I)	Promoters and promoters group	—	—	—	—	—	—
(II)	Public	15815670	16490670	18919702	15815670	18919702	17559620

Particulars	Quarter ended on 31.12.2012
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	0
Resolved during the quarter	0
Remaining unresolved at the end of the quarter	Nil

( in Lakhs)

B.	STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

Part I

		Consolidated
		For the quarter ended			For the nine months ended		For the year ended
		December 31 2012	September 30 2012	December 31 2011	December 31 2012	December 31 2011	March 31 2012
	Particulars	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations	443411	427099	360410	1281249	1023477	1419605

2	Expenses
	a. Network Costs	249464	240431	198998	716708	573262	789361
	b. Employee benefits expense	56823	63798	51091	180660	149118	211991
	c. Depreciation and Amortisation	54004	53072	47283	159977	132726	182004
	d. Other Expenses	77018	78935	60135	226564	170476	239104

	e. Total Expenditure (2a to 2d)	437309	436236	357507	1283909	1025582	1422460

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	6102	(9137)	2903	(2660)	(2105)	(2855)
4	Other Income / (Expense), Net	4019	3178	5220	18522	9076	14480

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	10121	(5959)	8123	15862	6971	11625

6	Finance Costs	18883	21122	19215	60633	64846	83427

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	(8762)	(27081)	(11092)	(44771)	(57875)	(71802)
8	Exceptional Items	7914	—	—	7914	—	—

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	(16676)	(27081)	(11092)	(52685)	(57875)	(71802)

10	Tax Expense	4046	1886	1551	11212	6464	6595

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	(20722)	(28967)	(12643)	(63897)	(64339)	(78397)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit / (Loss) for the period (11 - 12)	(20722)	(28967)	(12643)	(63897)	(64339)	(78397)

14	Share in Profit / (Loss) of Associates	(36)	12	31	(12)	(510)	(418)

15	Minority Interest	657	1531	(2694)	2098	11478	(650)

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	(20101)	(27424)	(15306)	(61811)	(53371)	(79465)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve						179038

19	Debenture Redemption Reserve						73074

20	Earnings Per Share (EPS)	(7.05)	(9.62)	(5.37)	(21.69)	(18.73)	(27.88)
	Basic and diluted earnings per share before and after Extraordinary Items ( )

C.	Standalone Business Segment Information:

( in Lakhs)

Particulars	Standalone
	For the quarter ended			For the nine months ended		For the year ended
	December 31 2012	September 30 2012	December 31 2011	December 31 2012	December 31 2011	March 31 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	26335	29806	31702	88298	92977	127142
Global Data and Managed Services	82588	79638	70221	238291	206136	282035

Total	108923	109444	101923	326589	299113	409177

Segment result
Global Voice Solutions	(5748)	(3680)	1866	(13066)	8083	8750
Global Data and Managed Services	66124	60215	52395	183871	157970	218981

Total	60376	56535	54261	170805	166053	227731

Less :
(i) Finance Cost	3162	3357	4880	9811	15475	19487
(ii) Other Unallocable Expenses (net)	*47558	49498	45101	*131299	130217	181732

Profit / (Loss) before Taxes	9656	3680	4280	29695	20361	26512

*	Includes Exceptional Items 2501

D.	Consolidated Business Segment Information:

( in Lakhs)

Particulars	Consolidated
	For the quarter ended			For the nine months ended		For the year ended
	December 31 2012	September 30 2012	December 31 2011	December 31 2012	December 31 2011	March 31 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	221427	211376	172727	637651	491537	681180
Global Data and Managed Services	173888	167027	143748	500711	403353	564616
South Africa Operations	47877	48401	43664	142138	127674	172378
Others	219	295	271	749	913	1431

Total	443411	427099	360410	1281249	1023477	1419605

Segment result
Global Voice Solutions	35330	32030	29863	103312	84734	117745
Global Data and Managed Services	121932	117722	106767	353427	296012	413917
South Africa Operations	227	2020	(3125)	2976	(17227)	(17747)
Others	(506)	(25)	(510)	(900)	(1313)	(1587)

Total	156983	151747	132995	458815	362206	512328

Less :
(i) Finance Costs	18883	21122	19215	60633	64846	83427
(ii) Other Unallocable Expenses (net)	*154776	157706	124872	*450867	355235	500703

Profit / (Loss) before Taxes	(16676)	(27081)	(11092)	(52685)	(57875)	(71802)

*	Includes Exceptional Items 7914

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signaling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and offer wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter and nine months ended December 31, 2012 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on February 9, 2013.

2.	Other Income includes:

Foreign Exchange Fluctuation

( in Lakhs)

Net foreign exchange (gain)/loss	For the quarter ended			For the nine months ended		For the year ended
	December 31 2012	September 30 2012	December 31 2011	December 31 2012	December 31 2011	March 31 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	(21)	(926)	473	(1095)	(826)	(2696)
- Consolidated	232	(1833)	(1465)	286	377	(3406)

3.	Standalone and Consolidated results for the quarter and the nine months ended December 31, 2012 include exceptional items towards employee cost optimization expenses amounting to 2501 lakhs and 7914 lakhs respectively.

4.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

For TATA COMMUNICATIONS LIMITED

/s/ VINOD KUMAR
VINOD KUMAR
MANAGING DIRECTOR &
GROUP CEO

Place : Mumbai.

Date : February 09, 2013